Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

LOOKING FOR MORE IN MALI

Loulo, Mali, 2 February 2015   -   With its Loulo-Gounkoto gold mining complex continuing to grow production, Randgold Resources is looking at the development of a third underground mine there while at the same time expanding its footprint elsewhere in the region, chief executive Mark Bristow said here today.

Bristow, who is leading a group of international investors on Randgold’s annual tour of its West and Central African operations, said a feasibility study on an underground mine at Gounkoto had been completed and its findings would be made known when the company publishes its 2014 results later this month.

The complex, which already ranks among the largest and most mechanised of its kind on the African continent, is targeting to increase gold production from its existing Yalea and Gara underground mines and the Gounkoto open pit mine this year, with the underground operations providing some 60% of the ore feed to its mills. In line with Randgold’s policy of employing, training and advancing the host country nationals, the complex’s entire management and, apart from a handful of key artisans and corporate skills, most of the workforce is Malian.

“Regardless of the potential Gounkoto underground mine, subject to the gold price remaining at current levels, the complex is forecast to up its profitability from its existing mining activities through increased production and reduced unit costs on the back of higher grades, improved recoveries and the benefits of its ongoing capital projects,” Bristow said. He noted that as things stood, Loulo-Gounkoto had reserves in excess of 8 million ounces of gold.

During the past year, the crusher circuit was upgraded and two additional medium-speed generators were commissioned, giving the complex about 50 MW of installed capacity. In addition, a highly sophisticated underground backfill system was commissioned and ramped up which should enable a virtual 100% extraction from the high grade stopes both at Yalea and Gara. The finalisation of the refrigeration and next phase of ventilation plans, as well as the upgrading and optimisation of the power distribution system and the elution and regeneration plants, are on the cards for 2015.

“We believe the Senegal-Mali shear zone, which hosts Loulo-Gounkoto, is one of the most prolific gold regions in Africa, with the capacity to rival Ghana’s Obuasi, and we are continuing our hunt for more multi-million ounce gold deposits there. We’re also expanding our presence in the area through joint ventures with junior miners who have promising early-stage projects,” Bristow said.

“Randgold has now been operating in Mali for almost 20 years, and the Loulo-Gounkoto complex is a testament to our creed that we build mining businesses which benefit our host countries and their people as well as our shareholders. There have been many challenges along the way, but the strong relationships and the spirit of cooperation we have cultivated with the government, the community and the workers have enabled us to overcome these,” Bristow said.

He noted that this cooperation was not confined to commercial issues. A Randgold-led mining industry initiative has contributed to free Mali of an incipient Ebola infestation, with Randgold’s medical practitioners playing a significant role, with Randgold also being prominent in the fight against malaria, polio and rare tropical diseases.

“Now, more than ever before, Mali needs investment and private sector support as it contends with the Islamist incursion in the north, the abiding threat of an Ebola recurrence and the challenge of rebuilding the economy after the period of civil unrest some years ago. If we continue to work in partnership with each other, these obstacles too can be overcome,” he said.

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.